FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Eisen, Harvey P.	2. Issuer Name and Ticker or Trading Symbol GP Strategies Corporation (GPX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Bedford Oak Partners, LP 100 South Bedford Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/02
(Street) Mount Kisco, NY 10549		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	9/30/02		A	149	A	$4.10
Common Stock	12/31/02		A	124	A	$5.05	408	D
Common Stock							2,131,500	I	(1)
Class B Stock							300,000	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Shares owned directly by Bedford Oak Partners, L.P. (the "Partnership"). A portion of these securities may also be deemed to be owned beneficially indirectly by Bedford Oak Management, LLC, the general partner of the Partnership (the "General Partner"}, and by Harvey P. Eisen, the Managing Member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Excange Act Rule 16a-1(a)(2)). An affiliated entity, Bedford Oak Advisors, LLC, as investment manager of the Partnership ("Advisors") has the power to vote and dispose of such shares but has no pecuniary interest therein. Ownership of these securities was reported in a Form 3 jointly filed by the Partnership, the General Partner, Advisors and Mr. Eisen. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.
(2) Shares owned directly by Bedford Oak Partners, L.P. (the "Partnership"). A portion of these securities may also be deemed to be owned beneficially indirectly by Bedford Oak Management, LLC, the general partner of the Partnership (the "General Partner"}, and by Harvey P. Eisen, the Managing Member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Excange Act Rule 16a-1(a)(2)). An affiliated entity, Bedford Oak Advisors, LLC, as investment manager of the Partnership ("Advisors") has the power to vote and dispose of such shares but has no pecuniary interest therein. Ownership of these securities was reported in a Form 3 jointly filed by the Partnership, the General Partner, Advisors and Mr. Eisen. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.

By: /s/ Lydia M. DeSantis for Harvey P. Eisen **Signature of Reporting Person	2/12/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to general Instruction number 7 to Form 5, the following additional reporting persons are covered by this joint filing:

Names:  Bedford Oak Partners, L.P., Harvey P. Eisen Managing Member of GP, Bedford Oak Management, LLC, Bedford Oak Advisors, LLC, Harvey P. Eisen Managing Member

Address of each such person: 100 South Bedford Road, Mount Kisco, NY 10549

Designated Filer: Harvey P. Eisen

Signatures: